                                                                    Exhibit 12.A


                          EL PASO ENERGY PARTNERS, L.P.
                  COMPUTATION OF EARNINGS TO FIXED CHARGES AND
                 RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
              PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS
                             (DOLLARS IN THOUSANDS)








                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------
                                                  2002        2001       2000       1999       1998
                                                ---------   --------   --------   --------   --------
 Earnings
    Pre-tax income (loss) from continuing
       operations..........................      $ 92,552   $ 54,052   $ 20,749   $ 18,382   $    275
    Minority interest in pre-tax income
       of subsidiaries that have not
       incurred fixed charges .............           (60)       100         95        197         15
    Income from equity investees...........       (13,639)    (8,449)   (22,931)   (32,814)   (26,724)
                                                 --------   --------   --------   --------   --------
    Pre-tax income (loss) from continuing
       operations before minority interest
       in consolidated subsidiaries and
       income from equity investees........        78,853     45,703     (2,087)   (14,235)   (26,434)
    Fixed charges..........................        91,153     54,924     51,077     37,336     21,330
    Distributed income of equity
       investees...........................        17,804     35,062     33,960     46,180     31,171
    Capitalized interest...................        (5,571)   (11,755)    (4,005)    (1,799)    (1,066)
    Minority interest in pre-tax income of
       subsidiaries that have not incurred
       fixed charges.......................            60       (100)       (95)      (197)       (15)
                                                 --------   --------   --------   --------   --------
       Total earnings available for fixed
          charges..........................      $182,299   $123,834   $ 78,850   $ 67,285   $ 24,986
                                                 ========   ========   ========   ========   ========

 Fixed charges
    Interest and debt expense..............      $ 89,065   $ 54,885   $ 51,077   $ 37,122   $ 21,308
    Interest component of rent.............         2,088         39         --         17          7
                                                 --------   --------   --------   --------   --------
       Total fixed charges.................      $ 91,153   $ 54,924   $ 51,077   $ 37,139   $ 21,315
                                                 ========   ========   ========   ========   ========

 Ratio of earnings to fixed charges(1).....          2.00       2.25       1.54       1.81       1.17


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(1)  The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since El Paso has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.





For purposes of calculating these ratios: (i) "fixed charges" represent interest expensed and capitalized, including amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expenses and (ii) "earnings" represent the aggregate of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees, fixed charges, and distributed income of equity investees, less capitalized interest and less minority interest in pretax income of subsidiaries that have not incurred fixed charges.